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                       Graham-Field Health Products, Inc.
                              400 Rabro Drive East
                           Hauppauge, New York 11788


                                        June 26, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        RE: GRAHAM-FIELD HEALTH PRODUCTS, INC.:
            POST-EFFECTIVE AMENDMENT NO. 1 TO
            REGISTRATION STATEMENT ON FORM S-3
            (FILE NO. 333-29637) - WITHDRAWAL REQUEST
            -----------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, Graham-Field Health Products, Inc. hereby withdraws the above-captioned Post-Effective Amendment. This Post-Effective Amendment was inadvertently filed by EDGAR prior to the originally filed Registration Statement on Form S-3 (File No. 333-29637) becoming effective. We will refile this Post-Effective
Amendment as an Amendment No. 1 to the Registration Statement immediately following the filing of this letter by EDGAR.

        Graham-Field Health Products, Inc. apologizes for any confusion or inconvenience. If you have any questions or comments, please call me at
(516) 582-5900.

                                        Very truly yours,

                                        /s/ Richard S. Kolodny
                                        -------------------------------------
                                        Richard S. Kolodny
                                        Vice President,
                                        General Counsel

cc: Ms. Mary Fraser